SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

1 October  2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 1 October 2008 re:  Total Voting Rights

Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange                                                                             30th September, 2008

RNS
10 Paternoster Square
London EC4M 7LS

Dear Sirs

Lloyds TSB Group plc
Notification of voting rights and capital

In accordance with part 43 of the Companies Act 2006 and paragraph 5.6.1 (R) of the Financial Services Authority's disclosure and transparency rules, Lloyds TSB Group plc gives notice that since 29th August, 2008 its issued capital has increased by 285,011,750 ordinary shares of 25p each.

No shares are held in treasury.

Therefore, the total number of shares issued by Lloyds TSB Group plc with rights to vote which are exercisable in all circumstances at general meetings is 5,972,710,023 ordinary shares of 25p each, which includes shares represented by American Depositary Receipts.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds TSB Group plc under the Financial Services Authority's disclosure and transparency rules.

Yours faithfully,

S Slattery
Senior Assistant Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  1 October 2008